Christopher D. Menconi

Direct Phone: +1.202.373.6173

Direct Fax: +1.202.373.6001

Chris.menconi@bingham.com

September 10, 2012

John Grzeskiewicz
Senior Counsel
Securities and Exchange Commission
Washington, DC 20549

Re: Exchange Traded Concepts Trust II (the “Trust”) SEC File Numbers: 333-180871, 811-22700

Dear Mr. Grzeskiewicz:

This letter responds to comments you provided in a letter dated May 17, 2012, with respect to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on April 20, 2012 for the purpose of registering the Trust’s three initial series: Horizons S&P 500® Covered Call ETF, Horizons S&P Financial Select Sector Covered Call ETF and Horizons S&P Energy Select Sector Covered Call ETF (each a “Fund” and collectively the “Funds”). The changes described in this letter have been made in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed concurrently with this letter. Exchange Traded Concepts, LLC (the “Adviser”) will serve as adviser to the Funds and Horizons ETFs Management (USA) LLC (the “Sub-Adviser”) will serves as sub-adviser to the Funds.1 Capitalized terms used in this letter have the meaning given to them by the Registration Statement.

General Comments

1. Comment: We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a preeffective amendment.

[1]    Please note the Registration Statement listed Mirae Asset Global Investments (USA) LLC as the Funds’ sub-adviser. The Registration Statement has been revised to reflect that Horizons ETFs Management (USA) LLC, rather than Mirae Asset Global Investments (USA) LLC, will serve as sub-adviser to the Funds.

September 10, 2012

Response: Certain of the omitted disclosure has been included in Pre-Effective Amendment No. 1 to the Registration Statement, which was filed concurrently with this letter. The Trust intends to provide all other omitted disclosure in one or more future pre-effective amendments (as necessary) prior to requesting acceleration.

2.	Comment: Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund (ETF) structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response: The Trust is relying on an order previously issued by the SEC (In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (notice) and 29065 (Dec. 1, 2009) (order)) (“Existing Order”). The Trust is presently seeking an order of the SEC that would supersede the Existing Order (the “New Order”). When issued, the Trust would rely on the New Order. Concurrent with filing this letter with the SEC, we will provide the staff, under separate cover, with a copy of (i) the most recent amended and restated exemptive application with respect to the New Order (file no. 812-13963), as filed with the SEC on September 7, 2012 and (ii) the final amended and restated exemptive application with respect to the Existing Order (file no. 812-13638), as filed with the SEC on November 4, 2009.

3.	Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the 1933 Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The Registrant is aware of the Commission’s plain English requirements and believes the current disclosure conforms to those requirements.

4.	Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-l (g) under the 1940 Act.

September 10, 2012

Response: The Registrant is aware of and intends to comply with its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

PROSPECTUS

Fund Summary -- Horizons S&P 500 Covered Call ETF

Fees and Expenses, Page 1

5.	Comment: Please confirm in your response letter that there are no expense reimbursement or fee waiver arrangements.

Response: The Adviser confirms there are no expense reimbursement or fee waiver arrangements for any Fund.

6.	Comment: Please confirm that there will be no “Acquired Fund Fees and Expenses.”

Response: The Adviser has confirmed the Funds do not expect to incur Acquired Fund Fees and Expenses during the first year of operations.

7.	Comment: Since the Fund has adopted a 12b-1 plan, change “None’’ to “0” as the Distribution and Service (l2b-1) Fee because “None” may give the impression that there is no 12b-1 Plan.

Response: The requested change has been made in each Fund’s fee table.

Principal Investment Strategies, Pages 2-3

8.	Comment: Will the Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how the Underlying Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: As disclosed in the Prospectus, each Fund seeks to track its Underlying Index. In this respect, each Underlying Index is the respective Fund’s “principal benchmark index.” Each Underlying Index is administered by S&P Dow Jones Indices, which is not an affiliated person of the Funds, their investment adviser, or principal underwriter. Thus, each Underlying Index meets the definition of an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7). Because the Funds are not yet required to disclose the comparative performance benchmark information required by Item 4(b)(2)(iii), the Registrant has not yet determined whether it will present an additional appropriate broad-based securities market index in each Average Annual Total Returns table.

September 10, 2012

9.	Comment: Please inform the staff in your response letter as to how long the Underlying Index has existed and whether it is widely used and consulted by investors.

Response: Each Underlying Index is a newly created index administered by S&P Dow Jones Indices and expected to launch in September 2012. S&P Dow Jones Indices is an established and well-recognized index provider and its indices are widely used throughout the industry.

10.	Comment: Disclose how often the Underlying Index can be changed. Disclose whether the Underlying Index is re-balanced at set intervals, such as every six months.

Response: The following has been added as the second to last sentence of the third paragraph of the “Principal Investment Strategies” section for each Fund:

Long positions in the Underlying Index are, in accordance with the Underlying Index’s methodology, rebalanced quarterly for share updates as well as on an as-needed basis to account for corporate actions and market developments. Options positions in the Underlying Index are rebalanced monthly, subject to conditions that could cause an intra-month rebalancing.

11.	Comment: Are all of the companies in the Reference Index “option eligible”? If some companies are not “option eligible” are these companies still included in the Underlying Index and will the Fund invest in such companies?

September 10, 2012

Response: It is not a requirement for inclusion in an Underlying Index that a company in a Reference Index be “option eligible.” As a result, it is possible that companies in a Reference Index will not be “option eligible.” In such instances, the Underlying Index will include a long position on the security, but will not include a corresponding option position. As of March 30, 2012, all of the companies included in the Reference Indices for the Horizons S&P Financial Select Sector Covered Call ETF and Horizons S&P Energy Select Sector Covered Call ETF were option eligible and 499 of the 500 companies included in the Reference Index for the Horizons S&P 500® Covered Call ETF were option eligible.

12.	Comment: If the Fund is relying on an exemptive order, will the use of the Underlying Index, which includes calls, require an amendment of the order?

Response: The use of the Underlying Indices will not require an amendment to the exemptive order.

13.	Comment: Confirm in your response letter that the calls will not exceed the stock owned by the Fund (which would then be uncovered calls.)

Response: The Adviser confirms that the Funds will not write uncovered calls.

14.	Comment: May the Fund invest any of its assets in anything other than the companies and call options of the Underlying Index? If so, the Fund should have a policy of investing at least 80% of its net assets in the securities comprising the Underlying Index.

Response: Each Fund may invest in assets other than the companies and call options of its respective Underlying Index to the extent such investments help a Fund track its index. The following disclosure is currently included in the “Additional Investment Strategies” section:

The Sub-Adviser may sell securities that are represented in an Index or purchase securities not yet represented in an Index, in anticipation of their removal from or addition to an Index. There may also be instances in which the Sub-Adviser may choose to overweight securities in an Index or purchase or sell securities not in an Index which the Sub-Adviser believes are appropriate to substitute for certain securities in that Fund's Index or utilize various combinations of other available investment techniques in seeking to track an Index.

September 10, 2012

We note that each Fund has a policy to invest at least 80% of its total assets in securities comprising the respective Underlying Index. In particular, the following non-fundamental policy is currently included in the “Investment Restrictions” section of the SAI:

Each Fund will not invest less than 80% of its total assets in securities that comprise its Underlying Index.

Comment: May the Fund make temporary defensive investments?

Response: The Funds will not take defensive positions. The following disclosure is currently included in the “Additional Investment Strategies” section:

Each Fund will not take defensive positions.

Comment: Does the Fund have a correlation target in tracking the Underlying Index? Amplify the disclosure accordingly.

Response: The following has been added as the second sentence of the “Additional Investment Strategies” section:

Each Fund seeks correlation over time of 0.95 or better between its performance and the performance of its Underlying Index. A figure of 1.00 would represent perfect correlation.

Principal Risks, Pages 3-4

15.	Comment: The absence of any discussion of the risks of fixed income securities, including “high yield” securities or “junk bonds” or of derivatives, futures, and swaps implies that neither the Fund nor the Underlying Index invest in such instruments. Please confirm in your response letter that this is the case.

September 10, 2012

Response: The Adviser confirms that the securities/instruments discussed in the registration statement include all securities/instruments in which the Funds may invest. The strategies and risks discussed in each “Principal Investment Strategies” and “Principal Risks” section represent the principal strategies and risks of each Fund. Strategies and risks discussed in the SAI but not in the “Principal Investment Strategies” and “Principal Risks” section are non-principal strategies and risks of each Fund.

Fund Summary -- Horizons S&P Financial Select Section Covered Call ETF

16.	Comment: See Comments 5 through 15.

Response: Comments 5 through 15 have been addressed for the Horizons S&P Financial Select Section Covered Call ETF, as described above.

Principal Risks, Page 9

17.	Comment: Financial Sector Risk -- Please expand the disclosure to include risks that are not due to government regulation, such as the availability and costs of capital funds, the rate of corporate and consumer defaults, price competition.

Response: The “Financial Sector Risk” discussion in the “Principal Risks” section has been revised as follows:

Financial Sector Risk. Companies in the financial services sector are subject to extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain.  The profitability of companies in the financial sector is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change or due to increased competition. In addition, the recent deterioration of the credit markets generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets.

September 10, 2012

Fund Summary -- Horizons S&P Energy Select Section Covered Call ETF

18.	Comment: See Comments 5 through 15.

Response: Comments 5 through 15 have been addressed for the Horizons S&P Energy Select Section Covered Call ETF, as described above.

Principal Investment Strategies, Page 12

19.	Comment: The prospectus should contain an explanation of what is meant by a “modified float market capitalization weighted index”.

Response: Please note the term “modified float market capitalization weighted index” has been replaced with the term “modified market capitalization weighted index.” In addition, the following has been added as the second sentence of the second paragraph in the “Principal Investment Strategies” section for both the Horizons S&P Financial Select Sector Covered Call ETF and Horizons S&P Energy Select Sector Covered Call ETF:

A modified market capitalization weighted index first weights each index component according to its market capitalization, using the number of shares that are readily available for purchase on the open market, then imposes limits on the weight of individual index components and redistributes any excess weight across the remaining index components.

Portfolio Manager, Page 15

20.	Comment: Please define “Mirae Asset USA”. You failed to define this term under “Investment Advisers” as you did in the two prior Fund Summaries.

Response: Horizons ETFs Management (USA) LLC will serve as sub-adviser to the Funds. The Registration Statement has been revised to remove references to Mirae Asset Global Investments (USA) LLC and to include information relevant to Horizons ETFs Management (USA) LLC.

September 10, 2012

Additional Investment Strategies, Page 22

21.	Comment: State that the investment objectives of the Funds are non-fundamental and what, if any, policies the Funds have adopted to provide shareholder with prior notice of any change in the policy (e.g., 60 days prior notice). See Rule 35d-1(a)(2)(ii) under the 1940 Act.

Response: We note the prospectus states in the “Additional Investment Strategies” section that “each Fund may change its investment objective and underlying index without shareholder approval.”

In addition, the Financial Select Sector Covered Call ETF and Horizons S&P Energy Select Sector Covered Call ETF have each adopted a policy pursuant to Rule 35d-1 requiring each Fund to invest at least 80% of its nets assets in the sector suggested by its name. Pursuant to Rule 35d-1 and as disclosed in the “Additional Investment Strategies” section of the prospectus, these policies may be changed upon 60 days’ prior notice to shareholders.

Fund Management, Pages 24-25

22.	Comment: In the next to last paragraph under this heading, clarify the discussion by disclosing the “minimum fee” that is payable by the Funds to the Adviser that apparently might sometimes exceed the advisory fee. Which fee appears in the fee tables?

Response: There will be no minimum fee payable by the Funds to the Adviser. As a result, references to the minimum fee have been removed. The fee shown in each fee table is the only fee payable by the Funds to the Adviser.

23.	Comment: The Sub-Adviser has agreed to assume at least part of the Adviser’s responsibility to pay certain expenses of the Funds. Please explain in your response letter the reasons for such an unusual arrangement and the name of such expenses.

Response: Under the Advisory Agreement, the Adviser is ultimately responsible for all of the fees and expenses incurred by the Funds (except Excluded Expenses). The arrangement with the Sub-Adviser has changed such that the Sub-Adviser will not be assuming the Adviser’s obligation under the Sub-Advisory Agreement. As a result, the following sentence has been removed from the “Fund Management” section:

September 10, 2012

The Sub-Adviser has agreed to assume the Adviser’s responsibility to pay, or cause to be paid, all expenses of the Funds, except Excluded Expenses, not paid by the Adviser, including any portion of the minimum fee payable by the Fund to the Adviser that exceeds the advisory fee listed above for each Fund.

Statement of Additional Information

Description of Permitted Investments, Pages 2 to 11

24.	Comment: Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices, so that they might materially affect the performance of the Funds or the decision of an investor to purchase Fund shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Response: Please see the response to Comment 15 above.

Investment Restrictions, Page 13

25.	Comment: Include an operating policy that each Fund will not purchase illiquid securities if, as a result of such purchase, more than 15 percent of its net assets would consist of illiquid investments.

Response: The following has been added as a non-fundamental policy in the “Investment Restrictions” section:

Each Fund will not hold illiquid assets in excess of 15% of its net assets.

Members of the Board, page 17

September 10, 2012

26.	Comment: The trustees and officers of the Trust, including the requisite number of disinterested trustees, should be furnished by pre-effective amendment.

Response: Information regarding the trustees and officers of the Trust will be included in a future pre-effective amendment.

***************

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi

Christopher D. Menconi